EXHIBIT 99.1

Unwind of majority of TTF hedges of 2023 and 2024 Dutch Title Transfer Facility exposure, locking in approximately $140 million of TTF linked EBITDA.

Golar LNG Limited (“Golar”) announces today that it has unwound the majority of its swap arrangements for its Dutch Title Transfer Facility (“TTF”) linked production on the FLNG Hilli:

  March-December 2023, securing approximately $76 million of Distributable adj. EBITDA:
  100% of TTF linked production unwound at $21.80/MMBtu leading to a net gain of $28.2/MMBtu, equivalent to Distributable Adjusted EBITDA of $76 million to be received in ten equal monthly installments through the period March-December 2023.
  Full year 2024, securing approximately $49 million of Distributable adj. EBITDA:
  50% of TTF linked production unwound at $20.55/MMBtu leading to a net gain of $30.65/MMBtu, equivalent to Distributable Adjusted EBITDA of $49 million to be received in twelve equal monthly installments through 2024.

Golar’s only remaining TTF hedges are January and February 2023, with an estimated Distributable Adjusted EBITDA of approximately $25 million, which includes Golar’s share of TTF invoices for the same period (approximately $12.5m generated from the hedged price and physical production each). The total secured value from the TTF hedges entered into in Q3 2022 amounts to approximately $140 million, or approximately $1.3 in cash flow per share.

Golar maintains exposure to its TTF linked tariff for the FLNG Hilli, where 2023 earnings sensitivity is $2.7 million for every $1/MMBtu change in TTF, $3.2 million for every $1/MMBtu change in TTF for 2024-2025 and $1.7 million for every $1/MMBtu change in TTF from Jan-July 2026. At the current forward curve, this is equivalent to $47 million of Distributable Adjusted EBITDA for 2023 and $56 million for 2024.

Golar’s share of Hilli Distributable Adjusted EBITDA is expected to be approximately:

  2023: $282m
  This includes locked in TTF curves of $101 million, TTF linked earnings of $47 million based on 2023 TTF forward price of $20.8/MMBtu, and current Brent linked earnings of $67 million based on 2023 forward price at $84/bbl and base tariff of $67 million.
  2024: $225m
  This includes locked in TTF curves of $49 million, TTF linked earnings of $56 million based on 2024 TTF forward price of $20.9/MMBtu, and current Brent linked earnings of $53 million based on 2024 forward price at $79/bbl and base tariff of $67 million.

Golar’s share of expected annual debt service for Hilli’s contractual debt is approximately $50 million (debt amortization of approximately $29 million and interest of approximately $21 million).

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflects management’s current expectations, estimates and projections about its operations. All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. Words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms and similar expressions are intended to identify such forward-looking statements.

These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Golar LNG Limited undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise, unless required by applicable law.

Hamilton, Bermuda
January 19, 2023
Enquiries:
Golar Management Limited: + 44 207 063 7900
Karl Fredrik Staubo - CEO
Eduardo Maranhão - CFO
Stuart Buchanan - Head of Investor Relations

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act